

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

MAIL STOP 4561

January 30, 2009

John A. Burchett, President
Hanover Capital Mortgage Holdings, Inc.
200 Metroplex Dr., Ste. 100
Edison, NJ 08817

>   **Re: Hanover Capital Mortgage Holdings, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **File No. 333-155091**
>   **Filed December 24, 2008**

Dear Mr. Burchett:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement/Prospectus Cover Page

1.   We note your response to comment 2 of our letter dated December 15, 2008; however, we continue to believe that a significant portion of the information on the cover page is more appropriate for the summary or the body of the prospectus. Your cover page is not required to include all information that is material to investors. Much of the information currently included on the cover page relates to a technical description of the mechanics of the proposed transactions. Instead, your cover page should contain a brief description of the proposed transaction with the more detailed disclosures provided elsewhere in the document. In addition, for purposes of the cover page it appears that you could more concisely summarize the steps of the transaction and the expected merger consideration. Please revise as previously requested to limit the information on the cover page.

By way of example, you may refer to the Form S-4 for a merger between CVS Corporation and Revco D.S., Inc. (333-24163), filed March 28, 1997 and the Form S-4 for a spin-off and merger between General Mills, Inc. and RalCorp Holdings, Inc. (333-18849) filed December 27, 1996. Both of these registrants participated in the Division's plain English pilot program and the filings provide useful examples of appropriate cover page disclosure for complex merger transactions.

Questions and Answers, page 1

2.   We note your response to prior comment 3. We note, however, that the following Q&A continue to be addressed again in the summary:

- What will happen in the spin-off and the taxable dividend? – page 12 in the Summary

- What will happen in the Exchange Share Issuance? – page 12 in the Summary

- What will happen in the Merger? – page 13 in the Summary

- What are the material U.S. federal income tax consequences to the HCM stockholders and Walter stockholders resulting from the spin-off, the taxable dividend, the merger, and the ownership of Surviving Company common stock? – page 21 in the Summary

Please revise as previously requested to eliminate redundant disclosure.

Summary, page 10

The Spin-Off and Taxable Dividend, page 48

3.   We note your response to prior comment 17. Please revise to clarify whether the board could proceed with the spin-off and the taxable dividend even if the merger is not approved by the HCM stockholders. If the spin-off could proceed without approval of the merger, please revise the disclosure under "Manner of Effecting the Spin-Off" on page 50 to clarify whether and how Spinco Interests will be distributed to Walter stockholders.

Treatment of Walter Equity Awards Held by Spinco Employees, page 54

4.   We note your response to prior comment 19. Please tell us why you believe it would be appropriate to register the Surviving Corporation shares associated with Walter options and incentive awards after completion of the merger transactions. It appears that any investment decision with respect to those shares would occur at the time the options and incentive awards are converted in connection with the merger.

5.   Refer to the disclosure at the top of page 55. Please revise to clarify how you will determine the value per share of the Surviving Corporation common stock. Also, please revise to describe in more detail how the incentive awards will be "similarly adjusted" to reflect the merger transactions.

Treatment of Spinco Equity Awards, page 55

6.   Under Rule 421(b) of Regulation C, you must avoid copying complex information directly from legal documents without any clear and concise explanation of this information. It appears that the disclosure under this heading was taken directly from the merger agreement. We note, for example, that the first paragraph under this heading currently is one long sentence that includes multiple parenthetical phrases and is very difficult to follow. Please revise this disclosure to make it clear, concise, and understandable.

Comparable Company Analysis, page 65

7.   The report prepared by KBW indicates that a number of companies were used in the comparable company analysis in addition to Redwood Trust and Chimera. Please tell us why you have omitted those companies from the summary of this analysis.

Agreements with Messrs. O'Brien and Cauthen, page 68

8.   We note that the agreement with Mr. O'Brien has a three-year term. Please revise to disclose the term of the agreements with Mr. Cauthen and Ms. Perez.

Amendments to the Merger Agreement, page 113

9.   We note your response to comment 29 that you will only amend and not seek additional approval, following the initial approval of your shareholders, if such amendment is permissible under Maryland law. Please expand the disclosure to describe the matters that could be amended without additional shareholder approval and those that could not.

Description of Business of HCM, page 124

10.   We note your response to comment 31 that you no longer hold subordinate MBS. Our prior comment sought disclosure about whether you will continue to hold actual loans and a discussion of that aspect of your business. Please revise to clarify.

Summary of Investment Portfolio Assets and Related Liabilities, page 160

11.   Please provide disclosure for the three and nine months ended September 30, 2008 similar to that for each of the three previous fiscal years disclosing the average balances for each major category of HCM's investment portfolio and associated liabilities with corresponding effective yields.

Qualitative Disclosure About Market Risk

Agency MBS Portfolio, page 171

12.   Please confirm to us and update your disclosure as of September 30, 2008 to note if you have any financings or forward sales commitments outstanding on your agency MBS portfolio given its limited size.

Results of Operations, page 181

13.   We note the additional disclosure on page 181 that your decrease in income from continuing operations leading to a loss was primarily due to an impairment of goodwill ($12.3 million) reflecting a decline in valuations. Please revise to clarify the subject of the valuations that lead to the noted impairment.

14.   Please revise to include a discussion of the changes in your loss from discontinued operations disclosed on pages 181 and 182.

Interest Rate Risk, page 189

15.   Please confirm to us and update your disclosure as of September 30, 2008 to indicate whether interest rate hedge agreements remain outstanding as of this date.

Compensation Elements, page 198

16.   We note your response to comment 43 and the additional disclosure on pages 198-203. Please update the disclosure for 2008.

Base Salary, page 198

17.   Please revise to identify the peer group used. Also, disclose how actual base salary amounts compared to the peer group.

Annual Cash Incentive Compensation, page 198

18.   Please revise to quantify the difference between operating income and the cost of capital in 2007 and clarify how that contributed to the determination of the amounts actually awarded to the three named officers.

19.   Please revise to provide more detail about the quantifiable individual goals. For individual goals that are qualitative, please elaborate on the factors used to determine the achievement of such goals.

20.   Please revise the table at the bottom of page 199 to include actual amounts for each named executive officer under "Payout Range as a % of Target" and "Maximum Award."

Long-Term Equity-Based Compensation, page 200

21.   Please revise to elaborate on the strategic and operational goals and performance measures used to determine the award of long-term equity based compensation for the named executive officers. Explain how the noted factors in the second paragraph led the awards made.

Pro Forma Adjustment 12, page 244

22.   It appears that adjustment 12 has been mislabeled within your pro forma condensed combined statements of operations for the periods presented. Please revise or advise.

Proposal 2 – Proposal to Approve the Charter Amendment, page 251

23.   Please revise to provide a more complete description of this proposal. Specifically identify the amendments to the charter that you are asking shareholders to approve and provide the information about each proposal that is required by Schedule 14A. Please consider whether the charter amendments can be appropriately combined into one proposal or whether they should be unbundled into separate proposals.

Financial Statements

JWH Holding Company, LLC and Subsidiaries

As of and for the Years Ended December 31, 2007, 2006 and 2005

9. Postretirement Employee Benefits, page F-21

24.   Please tell us why certain amounts within your table of the changes in plan benefit obligations recognized in other comprehensive income does not reconcile to other amounts updated within your disclosures. Specifically, please tell us why the current year net actuarial gain, amortization of actuarial gain, and amortization of prior service costs do not agree to other reported amounts.

Hanover Capital Mortgage Holdings, Inc. and Subsidiaries

As of and for the Years Ended December 31, 2007, 2006 and 2005

Consolidated Statements of Cash Flows, page F-52

25.   We note your response to comment 53. Use of the indirect method for presenting your statements of cash flows requires you to adjust net income to reconcile it to net cash flow from operating activities.

As of and for Period Ended September 30, 2008 and 2007

Consolidated Balance Sheets (unaudited), page F-87

26.   We note your response to comment number 34 and the impairment charge recorded during the three month period ended September 30, 2008. Given your previous disclosures that the fair market value of your equity investments was zero as of June 30, 2008 and December 31, 2007, please provide to us and disclose the basis for management's conclusion that the impairment occurred in the third quarter of 2008 as opposed to any other quarter during 2008 or the previous fiscal year.

3. Fair Value Disclosures, page F-97

27.   For the disclosure of estimated fair value and carrying value of all assets and liabilities as of the dates presented, the amounts noted in footnote 2, which are to be a component of the financial statement line items, appear to be greater than such financial statement line items. Please revise or advise.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Mark Rakip at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3785.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Mark I. Sokolow (via fax)